# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Banzai International, Inc., CIK 0001826011
CUSIP: 06682J308
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 435 ERICKSEN AVE NE, SUITE 250, BAINBRIDGE ISLAND, Washington (WA), 98110
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001911119

## Reporting persons
- CP BF Lending, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,224,277; sole dispositive power 0; shared dispositive power 2,224,277; aggregate amount beneficially owned 2,224,277 (26.1% of the class)
- Shain Brad: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,224,277; sole dispositive power 0; shared dispositive power 2,224,277; aggregate amount beneficially owned 2,224,277 (26.1% of the class)

## Item 1. Issuer
Name of issuer: Banzai International, Inc.
Address of issuer's principal executive offices: 435 ERICKSEN AVE NE, SUITE 250, BAINBRIDGE ISLAND, WASHINGTON, 98110.

## Item 2. Person Filing
Name of person filing: This statement is filed by CP BF Lending, LLC. CP BF Lending, LLC is the record and direct beneficial owner of the securities covered by this statement. Mr. Shain may be deemed to have beneficial ownership of the shares held directly by CP BF Lending, LLC. Mr. Shain disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 or any other purpose.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
1910 Fairview Ave. E., Suite 300, Seattle, WA 98102
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), church plan (CP)

## Item 4. Ownership
Amount beneficially owned: 2,224,277 shares of Class A Common Stock, which represents (i) 2,224,273 shares of the Issuer's Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), issuable upon conversion of convertible notes held of record by CP BF Lending, LLC (the "Convertible Notes") and (ii) 4 shares of Class A Common Stock. The Convertible Notes may be converted into shares of Class A Common Stock at a conversion price of $3.89 per share of Class A Common Stock and matures on February 19, 2027. The number of shares issuable upon conversion of the Convertible Notes does not give effect to any accrued and unpaid interest that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date.
Percent of class: Each of the Reporting Persons may be deemed to own 26.1% of the Class A Common Stock of the Issuer. Percentage ownership calculation is based on 6,314,123 shares of Class A Common Stock outstanding as of January 13, 2025, as reported in the Preliminary Proxy Statement plus 2,224,273 shares of Class A Common Stock issuable to CP BF Lending, LLC upon conversion of all of the Convertible Notes directly owned by CP BF Lending, LLC (without giving effect to any accrued and unpaid interest that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,224,277 shares of Class A Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,224,277 shares of Class A Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

CP BF LENDING, LLC
By: /s/ Brad Shain
Name: Brad Shain
Title: President

/s/ Brad Shain
Name: Brad Shain

## Signatures
- CP BF Lending, LLC: /s/ Brad Shain, Brad Shain, President (02/14/2025)
- Shain Brad: /s/ Brad Shain, Brad Shain (02/14/2025)